Exhibit 99.2

RISK FACTORS

The following section sets forth our risk factors, which have been updated and/or supplemented since the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 and should be read in conjunction with such annual report, our Registration Statement on Form F-3 filed with the SEC on February 2, 2021 and the related prospectus supplement filed with the SEC on the date hereof.

Risks Related to Our Business and Industry

Maintaining the trusted status of our ecosystem is critical to our success and growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain trust in our ecosystem and platforms is based in large part upon:

•                  the quality, value and functionality of products and services as well as the quality and appeal of content available through our ecosystem;

•                  the reliability and integrity of our company and our platforms, as well as of the merchants, software developers, logistics providers, service providers and other participants in our ecosystem;

•                  our commitment to high levels of service;

•                  the safety, security and integrity of the data on our systems, and those of other participants in our ecosystem;

•                  the manner in which we and other participants in our ecosystem use consumer data, and changes in the related regulations and consumer expectations;

•                  the effectiveness and fairness of rules governing our marketplaces, various platforms and overall ecosystem;

•                  the strength of our measures to protect consumers and intellectual property rights owners; and

•                  our ability to provide reliable and trusted payment and escrow services through our arrangements with Alipay.

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our ecosystem, may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our ecosystem. We may continue to increase our spending and investments in our business, including in organic development and growth of new businesses, strategic acquisitions and other initiatives.

Investments in our business include:

•                  expanding and enhancing our core commerce offerings, including our marketplaces and new monetization formats, our logistics network and capacities, local consumer services business, our New Retail initiatives, direct sales and cross-border and international businesses;

•                  strengthening and expanding various facilities and increasing our employee headcount;

•                  researching and developing new technologies and improving our technological infrastructure and cloud computing capacity;

•                  developing and acquiring content for our digital media and entertainment business; and

•                  incubating new innovation initiatives.

Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. We expect our margins will continue to decrease as we continue to make these and similar investments and there can be no assurance that we will be able to achieve the growth or profitability that we expect. Many of these and other newly-developed businesses have lower or negative margins, or are in the early stages of exploring, establishing and optimizing appropriate monetization models, many of which are less efficient in attracting and converting paying merchants, subscribers or other participants as compared with certain of the marketplaces and other businesses we operate. For example, our local consumer services business and digital media and entertainment businesses have incurred, and may continue to incur, significant losses.

Many of our businesses may not turn profitable at our expected timing or at our expected scale, or at all. Many of these businesses may also involve additional costs and risks, including price competitions, increased personnel costs, potential labor disputes, as well as industry and regulatory changes that may result in significant additional compliance costs, require us to change our operation and business models or practices, and/or materially and adversely affect our business and financial condition, as well as the price of our ADSs, Shares and/or other securities. For example, the growth of our digital media and entertainment business requires substantial and long-term investments in high quality content. This business has been and may continue to be subject to losses, impairments or write-offs due to changes in regulatory requirements or viewer preferences and other reasons. In addition, we expect that our margin will continue to be affected by the continuing shift in our revenue mix to self-operated New Retail and direct sales businesses, particularly after our consolidation of Sun Art in October 2020.

We have also made, and intend to continue to make, strategic investments and acquisitions to further strengthen our ecosystem. We may make strategic investments and acquisitions in a range of areas either directly related to one or more of our businesses, or related to the infrastructure, technology, services or products that support our businesses and ecosystem. Our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in lower margin or loss-making businesses, such as our acquisitions of Kaola and Lazada, controlling stakes in Cainiao Network and Sun Art, and the integration of our local consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity investees and investment areas may also adversely affect our net income. As a result of business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources, which may adversely affect our financial results, ability to conduct investments in similar businesses, reputation and growth prospects, as well as the trading prices of our ADSs, Shares and/or other securities. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions. Also refer to “— We face risks relating to our acquisitions, investments and alliances.”

We may not be able to maintain or grow our revenue or our business.

We have experienced significant growth in revenue and in our business in recent years. Our ability to continue to grow our revenue depends on a number of factors. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue” and “— Our Monetization Model” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on February 2, 2021.

Our revenue growth also depends on our ability to continue to grow our core businesses, newly-developed businesses, as well as businesses we have acquired or which we consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Particularly in the commerce space, we face various challenges while facilitating the convergence of online and offline retail and digitalization of offline business operations.

Many of these challenges may be specific to business areas with which we do not have sufficient experience. Also, as we continue to grow our direct sales businesses, we face new and increased risks, such as risks relating to inventory procurement and management, including failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, accounts receivable and related potential impairment charges, as well as new and heightened regulatory requirements and increased liabilities to which we are subject as operators of direct sales businesses, including those relating to consumer protection, customs and permits and licenses. We may encounter difficulties or setbacks in the execution of various growth strategies, including our New Retail initiatives, which we expect to be an important driver of our future growth, and this and the other growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all.

In addition, our overall or segment revenue growth may slow or our revenues may decline for other reasons, including decreasing consumer spending, increasing competition and slowing growth of China’s retail industry, disruptions to China’s economy or the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future. Furthermore, due to the size and scale we have achieved, our user base may not continue to grow as quickly or at all.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face increasingly intense competition, principally from established Chinese Internet companies, such as Tencent, and their respective affiliates, as well as global and regional e-commerce players, such as Amazon, other providers of local consumer services, and in the cloud computing and digital media and entertainment areas. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business. We mainly compete to:

•                  attract, engage and retain consumers and increase their spending based on the variety, quality and value of products, services and content offered within our ecosystem, the overall user experience and the effectiveness of our consumer protection measures;

•                  attract and retain merchants, brands and retailers based on the effectiveness of the various technologies, infrastructure, products and services we offer to them, as well as the return on their investments;

•                  attract and retain marketers, publishers and agency-operated demand-side platforms;

•                  maintain and grow local delivery capabilities to provide convenient and efficient delivery services;

•                  attract and retain a wide range of businesses as users of our cloud service offerings;

•                  attract other participants to our ecosystem based on access to business opportunities created by the large scale of economic activity, infrastructure and technologies in our ecosystem and on our platforms;

•                  optimize the usefulness of the data and technologies we provide and maintain high-quality customer service;

•                  identify, bid for, and execute strategic investments and thrive in new industries as we acquire new businesses and expand, bringing us into competition with major players in these and other industries;

•                  innovate and develop new growth initiatives and technologies; and

•                  attract motivated and capable employees, including engineers and product developers.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models or technologies, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may materially and adversely affect our business expansion and results of operations. As we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential political measures, regulatory challenges and protectionist policies that may support domestic players in those markets. As we develop our platforms and other businesses, such as our New Retail initiatives and other direct sales businesses, we may also be perceived to compete with other participants in our ecosystem, such as certain merchants and retailers, which may negatively affect our relationships with them.

If we are not able to compete effectively, the level of economic activity and user engagement in our ecosystem may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition and results of operations, as well as our reputation and brand.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•                  offer secure and open platforms for all participants and balance the interests of these participants;

•                  provide a wide range of high-quality product, service and content offerings to consumers;

•                  attract and retain a wide range of consumers, merchants, brands and retailers;

•                  provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;

•                  arrange secure and trusted payment settlement and escrow services;

•                  address user concerns with respect to data security and privacy;

•                  improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;

•                  attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other ecosystem participants;

•                  maintain the quality of our customer service; and

•                  continue adapting to the changing demands of the market.

In addition, changes we make to our current operations to enhance and improve our ecosystem or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands, retailers and other participants may spend less time, mind share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•                  failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;

•                  retirements and departures of founders, executives and members of the Alibaba Partnership, and failure to execute an effective management succession plan;

•                  challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based incentives;

•                  the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;

•                  challenges in managing a workforce that is expanding through organic growth and acquisitions, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our ecosystem;

•                  competitive pressures to move in directions that may divert us from our mission, vision and values;

•                  the pressure from the public markets to focus on short-term results instead of long-term value creation; and

•                  the increasing need to develop expertise in new areas of business, such as New Retail, local consumer services and expansion of our logistics network services, that affect us.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Our industries are characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content — including user-generated content — and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations in personalized search and recommendation, online shopping and marketing, communications, social networking, entertainment, logistics and other services, to enhance user experience. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as artificial intelligence, or AI. Our investments and projects to develop new growth initiatives and technologies may be hindered by political measures, regulatory scrutiny or other protectionist policies, on national security or data misuse grounds or for other reasons. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to expand through both organic growth and acquisitions. This expansion increases the complexity of our operations and places a significant strain on our management, operational and financial resources. The challenges involved in expanding our businesses require our employees to handle new and expanded responsibilities and duties. If our employees fail to adapt to the expansion or if we are unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of our existing employees, our business, financial condition and results of operations may be materially harmed.

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage continuing expansion and growth of our operations and workforce, we will need to continue to improve our personnel management, transaction processing, operational and financial systems, policies, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. There can be no assurance that we will be able to effectively manage our growth or to implement all these systems, policies, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on February 2, 2021. We expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

•                  difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;

•                  disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;

•                  departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;

•                  for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;

•                  additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;

•                  actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;

•                  difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;

•                  difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;

•                  negative impact on our cash and credit profile from loans to or guarantees for the benefit of equity investees; and

•                  actual or potential impairment charges or write-offs of investments in equity investees or intangible assets (including intellectual property we acquire), and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Investees” and “—Impairment Assessment on Goodwill and Intangible Assets” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on February 2, 2021.

These and other risks could lead to negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected. As we continue to implement our New Retail strategy, among other initiatives, and further expand our ecosystem, we expect that our acquisition and investment activity will continue at a rapid pace, with a large number and diverse range of target companies, and we will continue to face significant challenges, including unanticipated ones, in integrating these businesses into our existing businesses.

We face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

•                  challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;

•                  challenges of maintaining efficient and consolidated internal systems, including information technology, or IT infrastructure, and of achieving customization and integration of these systems with the other parts of our ecosystem;

•                  lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

•                  protectionist or national security policies that restrict our ability to:

•                  invest in or acquire companies;

•                  develop, import or export certain technologies, such as the national AI initiative proposed by the U.S. government;

•                  utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or

•                  obtain or maintain the necessary licenses and authorizations to operate our businesses;

•                  the need for increased resources to manage regulatory compliance across our international businesses;

•                  failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•                  compliance with privacy laws and data security laws, including the EU General Data Protection Regulation, or the GDPR, and compliance costs across different legal systems;

•                  heightened restrictions and barriers on the transfer of data between different jurisdictions;

•                  differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

•                  compliance with new and evolving laws and regulations governing e-commerce and digital services and platforms, such as the Digital Services Act and Digital Markets Act recently proposed by the European Commission;

•                  availability, reliability and security of international and cross-border payment systems and logistics infrastructure;

•                  exchange rate fluctuations; and

•                  political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

In addition, compliance with cross-border e-commerce tax laws that apply to our businesses will also affect a number of our businesses, increase our compliance costs and subject us to additional risks. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Our business operations and financial position may be materially and adversely affected by any economic slowdown in China as well as globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including pandemics and other natural disasters.

The growth of the PRC economy has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China’s real GDP growth rate decreased from 6.6% in 2018 to 6.1% in 2019, and, mainly due to the COVID-19 pandemic, further to 2.3% in 2020. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” Recently, the COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. See “—An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.” Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in merchants’ demand for and spending on the various services we offer, such as our marketing services and cloud computing services. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or COVID-19; natural disasters, such as snowstorms, earthquakes, fires or floods; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general.

In particular, the global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected our business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that drastically reduced business activities in China. This substantial decline in business activities in China negatively affected most of our domestic core commerce businesses, including our China retail marketplaces and local consumer services business, as well as other businesses that involve travel, transportation and offline entertainment, such as Fliggy, Alibaba Pictures, Damai and Amap. Our key international commerce businesses also experienced a negative impact. The COVID-19 pandemic also presented and may continue to present challenges to our business operations as well as the business operations of our merchants, business partners and other participants in our ecosystem, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. Although our businesses have recovered or are starting to recover, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in our ecosystem to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees. The COVID-19 pandemic may continue to adversely affect our business and results of operations.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. The U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. Although, by the end of 2019, the two countries had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect from December 2019, the progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labelled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that, among other things, prohibit U.S. investors from investing in these companies, and could be delisted from U.S. exchanges, and U.S. and certain other persons may be prohibited from investing in our securities, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, which was subsequently amended in January 2021, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. As a result, in December 2020, and again in January 2021, the New York Stock Exchange, or the NYSE, announced plans to delist the American depositary shares of China Telecom, China Mobile and China Unicom to comply with this executive order. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing, as well as on our marketplaces that rely upon imports.

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities.  The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the Ministry of Commerce of the PRC, or the MOFCOM, on January 9, 2021 with immediate effect, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Since the aforesaid rules were newly promulgated, there exist high uncertainties as to how they will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our ADSs, Shares and/or other securities.

Changes in laws and policy could negatively affect, for example, both export-focused businesses on AliExpress and Alibaba.com, as well as import-focused businesses on Tmall, Tmall Global and Kaola. Conflicting regulatory requirements could also increase our compliance cost and subject us to regulatory scrutiny. In addition, if international players gain greater access to the China market, certain of our businesses, such as our cloud business and digital media and entertainment businesses, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

Geopolitical tensions and policy changes have also led to measures that could have adverse effects on China-based issuers, including legislation in the United States that would require listed companies whose audit reports and/or auditors are not subject to review by the Public Company Accounting Oversight Board, or the PCAOB, to be subject to enhanced disclosure obligations and be subject to delisting if they do not comply with the requirements. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.”

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect our technology supply chain and ability to recruit talent and conduct technological collaboration, and could subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as lead to significant decrease in the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. Export control, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, certain of their respective affiliates, and other China-based technology companies. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies. These sanctions and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, our affiliates and our business partners, in a wide range of areas such as data security, emerging technologies, “dual-use” commercial technologies that could be deployed for surveillance or military purposes, import/export of technology or other business activities.

For instance, in 2019 and 2020, the U.S. government announced several orders effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to, among others, Huawei and certain other China-based technology companies and their respective affiliates. More recently, in August 2020, the U.S. government announced plans to expand its “Clean Network” program, among other things, to cover the availability of apps from Chinese companies and to prevent U.S. citizens’ most sensitive personal information and businesses’ most valuable intellectual property from being stored and processed on cloud-based systems accessible to certain Chinese companies, including us. The U.S. administration has also issued executive orders imposing restrictions on persons subject to U.S. jurisdiction from entering into certain transactions with ByteDance Ltd. and certain transactions related to WeChat with Tencent Holdings Ltd. In October 2020, it was reported that the U.S. government considered restricting Ant Group’s payment services over national security concerns and the U.S. Department of State submitted a proposal for the U.S. administration to add Ant Group to a trade blacklist, although that proposal was subsequently shelved. In January 2021, the U.S. administration issued U.S. Executive Order 13971 imposing restrictions on persons subject to U.S. jurisdiction from entering into transactions with persons that develop or control eight Chinese-connected apps, including Alipay. The transactions and persons that develop or control the Chinese-connected apps subject to the executive order are to be identified no earlier than 45 days after the date of the executive order and therefore the scope and intent of the executive order remains unclear as of the date hereof. If we are deemed to control Alipay due to our 33% equity interest in Alipay’s parent, Ant Group, then the executive order could be interpreted to prohibit U.S. entities and individuals from entering into transaction with us and we may lose access to the U.S. markets, including capital, commercial, Internet, cloud and other markets. In addition, our U.S. subsidiaries may be restricted or prohibited from engaging directly or indirectly in transactions with Alipay and Ant Group, which may negatively impact and disrupt our business operations. We may also need to find alternative payment and escrow service providers for our U.S. businesses, which we may not be able to do so on commercially acceptable terms, or at all. As a result of the above actions and other potential actions the U.S. government authorities may take against China-based companies including us, our affiliates and our business partners, the high level of uncertainties relating to such potential actions and their timing and scope, as well as market rumors or speculation on the above, holders of our debt and equity securities may be required or forced to divest or experience significant decrease in the value of their investment. In addition, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services.

These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations, as well as restrict our ability to operate in the United States or other jurisdictions. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions or sanctions, whether targeting us or specific entities related to us, could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. There can be no assurance that current or future export controls or economic and trade sanctions regulations or developments will not have a negative impact on our business or reputation.

In addition, Chinese companies, such as us and Ant Group, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of Chinese companies, including us, to access international payment, clearance and settlement networks.

Furthermore, if any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates, including Ant Group, were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm to us. Some of such companies, partners and other parties, including some of our investee companies, have become subject to sanctions or export control restrictions. Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

We may suffer reputational harm and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government’s economic sanctions programs evolve or threaten to change frequently, including with respect to the Sanctioned Countries and other countries, such as Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., UK and EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, their U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., UK, or EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our websites are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. In the case of Alibaba.com, our aggregate cash revenue from members in these Sanctioned Countries in the twelve months ended September 30, 2020 accounted for a negligible portion of our total revenue. In the case of AliExpress and our China retail marketplaces, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the twelve months ended September 30, 2020 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress and our China retail marketplaces are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, in September 2020, the U.S. House of Representatives approved the Uyghur Forced Labor Disclosure Act and the Uyghur Forced Labor Prevention Act. If enacted, these bills would, among other things, require publicly-listed companies in the United States including us to disclose information about their supply chain links, related gross revenue and net profit figures and certain activities in China’s Xinjiang Autonomous Uygur Region. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. We also could face increased compliance costs and risks as we expand globally and into additional businesses, such as cloud computing.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries or Sanctioned Persons, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities.

We and Ant Group are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The industries in which we and Ant Group operate in the PRC and other countries, including online and mobile commerce and payments, financial services, cloud computing and digital media and entertainment and other online content offerings, are highly regulated. Government authorities in the PRC and other countries are likely to continue to issue new laws, rules and regulations governing the industries in which we and Ant Group operate in the PRC and other countries and enhance enforcement of existing laws, rules and regulations. They have imposed, and may continue to impose, requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, permits and approvals, or governance or ownership structures, on us or certain of our businesses, Ant Group and our users. PRC regulators have recently enhanced their scrutiny over e-commerce and Fintech businesses including those conducted by us and Ant Group. These new laws and regulations and more stringent enforcement may directly or indirectly impose additional restrictions, requirements and regulatory scrutiny on our business, and the perception that new laws and regulations will be implemented or that more stringent enforcement may be put in place may negatively impact the trading prices of our ADSs, Shares and/or other securities.

For example, the E-commerce Law as promulgated imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. Certain third-party platforms, although offering products and services competing with our marketplaces, may not be deemed as e-commerce operators and may be subject to less stringent requirements with respect to merchant regulation and consumer protection. The platform governance measures we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by merchants on our platforms. New regulations governing various aspects of e-commerce platform operations, including those that may limit an e-commerce platform operator’s ability to provide consumers with personalized shopping recommendations, could materially and adversely affect our operating results.

We have from time to time been subject, and are likely again in the future to be subject, to PRC and foreign government inquiries and investigations, including those relating to online content, alleged third-party intellectual property infringement, cybersecurity and privacy laws, anti-monopoly laws and regulations and securities laws and regulations. We also face scrutiny, and have been subject, and continue to be subject, to inquiries and investigations, from PRC and foreign governmental bodies that focus on cross-border trade, tax, intellectual property protection, our investment activities, human rights, user privacy and data protection matters and allegedly fraudulent or other criminal transactions. We may also face protectionist policies and regulatory scrutiny, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. None of these inquiries and investigations has resulted in significant restrictions on our business operations. However, as we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems.

Ant Group, which provides payment processing services as well as facilitates other financial and value-added services, such as wealth management, financing and insurance, is subject to various laws, rules and regulations in the PRC and other countries where it operates, including those governing payment, financing, privacy, cross-border money transmission, anti-money laundering, counter-terrorist financing and consumer protection laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These laws, rules and regulations are highly complex, constantly evolving and could change or be reinterpreted to be burdensome, difficult or impossible for Ant Group to comply with. PRC regulators recently proposed and promulgated several new measures and rules to strengthen regulations over certain financial industries in which Ant Group operates, such as online payment, lending, insurance and wealth management. For example, in November 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, and the People’s Bank of China, or the PBOC, published the draft Interim Measures for Online Small Loan Business, or the Draft Online Small Loan Measures, for public comment. The Draft Online Small Loan Measures provide, among others, that:

•                  an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across two or more provinces;

•                  an online micro-lending company shall provide at least 30% funding for any single co-lending loan and keep its overall debt financing amount within five times of its net assets; and

•                  the amount of the balance of the loan that an online micro-lending company may provide to an individual or entity shall not exceed, in the case of an individual, the lower of RMB 300,000 or one-third of the individual’s average annual income for the past three years, and, in the case of a legal person or organization, RMB 1 million.

Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will change regulatory requirements for online small loan business in various respects. In addition, in January 2021, the PBOC published the draft Regulations on Non-bank Payment Institutions and the draft Administrative Measures for Credit Reporting Services, or the Draft Credit Reporting Services Measures, for public comment. The draft Regulations on Non-bank Payment Institutions set out, among others, specific requirements for the qualifications of shareholders, the business operations and the legal liabilities of a non-bank payment institution, as well as regulatory supervision focusing on unfair competition and abuse of dominant market position. The Draft Credit Reporting Services Measures stipulate the collection, sorting, storage, processing, provision, use, safety, cross-border flow, management and supervision of credit information, which includes various types of information used to determine the credit status of individuals and enterprises as well as the analysis and evaluation of the credit status of individuals and enterprises based on such information. Recently, Ant Group has also been in discussions with PRC regulators about its business. Following a meeting held by PRC financial regulators with Ant Group in December 2020, Ant Group announced that it would establish a rectification working group and bring the operation and development of its finance-related businesses in line with regulatory requirements raised at the meeting. Ant Group may be required to spend significant time and resources and make changes to its businesses or raise additional capital in order to comply with the Draft Online Small Loan Measures, the draft Regulations on Non-bank Payment Institutions, the Draft Credit Reporting Services Measures, as well as other new regulations and requirements, and its business operations and growth prospects could be materially and adversely affected, which could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

As we and Ant Group further expand into international markets, we and Ant Group will increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security and anti-money laundering compliance, or on national security grounds or for other reasons, to our and Ant Group’s business and investment activities in these markets. In addition, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group currently does not have the required licenses, Ant Group provides payment processing and escrow services through third-party service providers. If Ant Group or any of its partners fails to obtain and maintain all required licenses and approvals or otherwise fails to comply with applicable laws, rules and regulations, if new laws, rules or regulations come into effect that impact Ant Group or its partners’ businesses, or if any of Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and our business, financial condition and results of operations would be materially and adversely affected.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

The PRC government has recently enhanced its enforcement of anti-monopoly laws and regulations. In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses in 2021, and the government targets to improve digital regulations and legal standards for the identification of platform enterprise monopolies, for the gathering, usage and management of data, and for the protection of consumer rights. The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including conducting investigations and levying significant fines, with respect to concentration of undertakings, cartel activity, monopoly agreements as well as abusive behavior by companies with market dominance. As a result of the central government’s focus on anti-monopoly and anticipated enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities.

The PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, dispose of relevant assets, shares or businesses within certain periods, or take any other necessary measures to restore the pre-concentration status and impose fines of up to RMB500,000 under the PRC Anti-monopoly Law. On October 23, 2020, the SAMR issued the Interim Provisions on the Review of Concentration of Undertakings, which took effect on December 1, 2020, to further enhance the enforcement on the supervision of concentration of undertakings.

The PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines ranging from 1% to 10% of sales revenue of the preceding year. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions.

The PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the agreement will satisfy certain exemptions under the PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines ranging from 1% to 10% of sales revenue of the preceding year, or RMB500,000 if the intended monopoly agreement has not been performed. On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements, which took effect on September 1, 2019, to further enhance the enforcement on the supervision of monopoly agreements.

In January 2020, the SAMR published the draft amendments to PRC Anti-monopoly Law, or the Draft Amended PRC Anti-monopoly Law, for public comment. The Draft Amended PRC Anti-monopoly Law proposes to increase legal liability for certain violations by introducing higher penalties and criminal liabilities for monopolistic behaviors. For example, according to the Draft Amended PRC Anti-monopoly Law, failure to make a filing for concentration of undertakings is subject to a fine of up to 10% of the revenue of the preceding year rather than RMB500,000 under the current PRC Anti-monopoly Law, and the maximum fine to be imposed on reaching but not implementing a monopoly agreement is raised from RMB500,000 under the current PRC Anti-monopoly Law to RMB50,000,000 under the Draft Amended PRC Anti-monopoly Law. The Draft Amended PRC Anti-monopoly Law also introduces some new concepts including, among others, when deciding whether a business operator in the Internet sector has a dominant market position, factors including network effects, economies of scale, lock-in effects, and ability to acquire and process the relevant data shall be considered. The Draft Amended PRC Anti-monopoly Law, if enacted in substantially the form published for public comment, may subject us to more stringent scrutiny and significant penalties if we are deemed to violate the relevant regulations, and our business, financial condition and results of operations may be materially and adversely affected.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission, or the NDRC, and the former State Administration for Industry and Commerce, or the SAIC, respectively. The SAMR stated that its tasks are to safeguard consumer interests, and to ensure quality and safety through enhanced market regulation. The SAMR has said that it will adopt an encouraging and cautious approach in regulating new technology, new industries, new business models and new practices, with a goal of stimulating market viability and innovation, promoting development and creating room for future growth.

Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions. The SAMR also imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR.

The scope of the companies that were penalized is broad, and covers a variety of different industries. On several recent occasions, including at administrative guidance meetings attended by Internet platform companies including our company, the SAMR has indicated its view that certain business arrangements adopted by e-commerce platforms, including arrangements seen as exclusivity arrangements, may constitute violation of the anti-monopoly and unfair competition laws. The SAMR also indicated its intention of initiating investigations into these arrangements. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. We are not able to predict the status or the results of the investigation, and we could be required to make changes to our business practices and/or be subject to a significant amount of fines, which in turn could have a material adverse effect on our business, financial condition, results of operations and the trading prices of our ADSs, Shares and/or other securities. On December 22, 2020, the SAMR and MOFCOM convened an administrative guidance meeting with six Internet platform companies including us, in which the regulators emphasized that acts such as reaching any monopoly agreement, abuse of dominant market position or conducting illegal concentration of undertaking, that have the effect of eliminating or restricting competition and implementing unfair competition acts when conducting community group buying business are strictly prohibited, which may result in increased regulatory scrutiny of our business and lead to regulatory investigations, fines and other penalties.

In addition, on October 20, 2020, the SAMR issued the draft Measures for the Supervision and Administration of Online Transactions, which, among others, expressly prohibit an online transaction platform operator from leveraging its advantageous position to interfere with merchants’ independent business operations, unreasonably restricting or setting any unreasonable conditions on the business cooperation of the merchants on its platform with other online transaction platforms or forcing the merchants to accept or amend any terms related to exclusive operation relationship by unreasonable means. In November 2020, the SAMR published the draft Guidelines on Anti-monopoly Issues in Platform Economy, or the Draft Platform Economy Anti-monopoly Guidelines, for public comment. The Draft Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. According to the Draft Platform Economy Anti-monopoly Guidelines, how to define the relevant market should be analyzed on a case-by-case basis but in case there is difficulty in defining the relevant market in a specific case, if the direct factual evidence suffices to conclude that a behavior that can only be sustained by an abuse of market power has lasted for a long period of time and produced obvious harmful effect, then the operator can be deemed to have engaged in monopolistic behavior without the need to define the market. The Draft Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. In particular, most favored nation provisions and exclusive agreements are highlighted as potentially constituting monopoly agreements, subject to comprehensive consideration of various factors. The Draft Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving variable interest entities is expressly included within the ambit of SAMR’s merger control review if the filing thresholds are met. Under the Draft Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition and one of the following circumstances exists: (a) a party to the concentration is a start-up or an emerging platform; (b) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (c) the relevant market is highly concentrated and the number of competitors is small; or (d) there exist other circumstances that have or may have the effect of eliminating or restricting competition. If enacted in substantially the form published for public comment, these draft measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these new measures and guidelines, when enacted and implemented, may affect us more than our competitors.

The PRC Anti-monopoly Law provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices, such as our market approach with traffic resource allocation on our e-commerce platforms, which we base on multiple factors, and our alleged prior narrowly-deployed exclusive partnerships. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with such alleged exclusive partnership arrangements and claimed damages, and there may be other similar litigation in the future.

Any anti-monopoly lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions that may be determined by governmental authorities to be in violation of anti-monopoly laws or the relevant filing requirements, required divestitures, limitations on certain pricing and business practices and/or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under the anti-monopoly laws and regulations, regardless of their merits, have caused, and may continue to cause, us to change some of our business practices and may hinder our business operations, which could decrease the popularity of our businesses, products and services, cause our revenue and net income to decrease materially, and could lead to additional regulatory inquiries, investigations or actions against us, such as profit disgorgement, heavy fines and various restrictions on our businesses or investment activities. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Ant Group offers a variety of services and products that have become essential parts of the services and experience we offer to consumers and merchants on our platforms. These services and products are critical to our marketplaces and the development of our ecosystem. In particular, given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us on preferential terms pursuant to commercial arrangements between us and Ant Group. In the twelve months ended September 30, 2020, approximately 70% of the GMV of our China retail marketplaces was settled through Alipay’s escrow and payment processing services. We also leverage the convenience, availability and ease of use that Alipay and Ant Group’s other products and services, such as consumer loans and insurance, to provide high quality experience and services to users, merchants and other participants in our ecosystem. If the availability, quality, utility, convenience or attractiveness of Alipay’s and Ant Group’s other services and products declines or changes for commercial, regulatory, compliance or any other reason, the attractiveness of our marketplaces and the level of activities on our marketplaces could be materially and adversely affected.

Particularly, Alipay’s business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

•                  dissatisfaction with Alipay’s services or lower use of Alipay by consumers, merchants, brands and retailers;

•                  increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;

•                  changes to rules or practices applicable to payment systems that link to Alipay;

•                  breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;

•                  service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

•                  increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;

•                  negative news about and social media coverage on Alipay, its business, its products and service offerings or matters relating to Alipay’s data security and privacy; and

•                  failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail marketplaces, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

Alipay’s and Ant Group’s other businesses are highly regulated and face challenges in managing their regulatory risks. Alipay and Ant Group’s other businesses are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services. In addition, as Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they will become subject to additional legal and regulatory risks and scrutiny. Furthermore, our commercial arrangements with Alipay may be subject to anti-competition challenges. See “— We and Ant Group are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations,” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation Applicable to Alipay” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

If Alipay or Ant Group’s other businesses are not able to successfully manage the risks relating to their business, their ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined. If we needed to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay, which provides us with preferential terms, and would possibly be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative online and mobile payment service provider on acceptable terms or at all.

Moreover, because of our equity interest in and close association with Ant Group and overlapping user bases, regulatory developments and other events that affect Ant Group could also negatively affect customers’, regulators’ , investors’ and other third parties’ perception of us. For example, shortly after Ant Group’s announcement of the suspension of its proposed dual-listing and initial public offering in November 2020, the trading prices of our ADSs and Shares declined significantly. Changes in Ant Group’s business and future prospects for any reason, or speculation of such changes, may have a negative impact on our business and continue to materially and adversely affect the trading prices of our ADSs, Shares and/or other securities.

Our business and technologies generate and process a large amount of data, including personal data, and the improper use or disclosure of data could harm our reputation and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Our business and technologies generate and process a large quantity of personal, behavioral, transaction and demographic data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•                  protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;

•                  addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other demographic information); and

•                  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal, behavioral and demographic data, including requests from data subjects and regulatory and government authorities.

These challenges are heightened as we expand our business into jurisdictions with different legal and regulatory regimes, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia. There have been reports of a number of incidents relating to data security and unauthorized use of user data by high-profile Internet and technology companies and their business partners. If our user data is improperly used or disclosed by any party, it could result in a loss of users, businesses and other participants from our ecosystem, loss of confidence or trust in our platforms, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Pursuant to our data sharing agreement with Ant Group, which sets forth data security and confidentiality protocols, we have agreed to a broad sharing of depersonalized data through a data sharing platform that we own and operate, subject to compliance with relevant law. As permitted by our privacy policies and user agreements, we also grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. These participants in our ecosystem face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China and around the world have implemented and are considering further legislative and regulatory proposals concerning data protection, including measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China and other jurisdictions where we conduct business or may expand into. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data and force us to change our data and other business practices.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or are deemed to provide such network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. The PRC National Security Law covers various types of national security, including technology security and information security. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. In July 2020, the Standing Committee of the National People’s Congress of China released a draft data security law, or the Draft Data Security Law, for public comment. The Draft Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Draft Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. In October 2020, the Standing Committee of the National People’s Congress of China released a draft personal information protection law, or the Draft Personal Information Protection Law, for public comment. The Draft Personal Information Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information. As the Draft Data Security Law and Draft Personal Information Protection Law remain subject to change, we may be required to make further adjustments to our business practices to comply with the enacted form of the laws, which may increase our compliance cost and adversely affect our business performance.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs, Shares and/or other securities. There are also uncertainties with respect to how the PRC Cybersecurity Law and the PRC National Security Law will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the Ministry of Industry and Information Technology, or  the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. The laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into cloud computing services, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have IT systems. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR and the data localization rules to Federal Law on Personal Data of Russia, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress and Alibaba Cloud.

Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. On the other hand, compliance with these laws and requirements in manners that are perceived as harming privacy could also lead to significant damages to our reputation and similar proceedings and actions against us by regulators and private parties. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are continuously upgrading our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 global shopping festival or other promotional events, when user activity and number of transactions are significantly higher on our marketplaces compared to other days of the year. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platforms and services, which would materially and adversely affect our business and reputation.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. In addition, breaches of the systems and cybersecurity measures of our third-party service providers could also result in unauthorized access to our data and user information. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks.

We and our third-party service providers have been in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage. For example, in October 2020, Lazada reported a data breach of a legacy RedMart database hosted by a third-party service provider, which resulted in the leakage of certain personal information of 1.1 million RedMart user accounts. In addition, we could be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time, that could result in material damages or remediation costs. Although, to date, to our knowledge, no attack, breach or data leakage has resulted in any material damage or remediation cost, there can be no assurance that, despite our efforts, we will be able to avert these attacks and security breaches, which could subject us to significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our ecosystem, or the communication infrastructure on which we depend. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in China and other countries in which we operate.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile apps. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our margins could be adversely affected and the development and growth of our business could also be materially and adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user base may decrease, which in turn may significantly decrease our revenues.

Moreover, if the security of domain names is compromised, we will be unable to use the domain names in our business operations, which could materially and adversely affect our business operations, reputation and brand image. If we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data, which could materially and adversely affect our business operations and reputation.

Our ecosystem could be disrupted by network interruptions.

Our ecosystem depends on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning, or ERP, and customer relationship management, or CRM, systems on our cloud computing platform, which contain substantial quantities of data that enables them to operate and manage their businesses. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced, and may experience in the future, system interruptions and delays that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations and insurance coverage may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our ecosystem and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We do not control Alipay or its parent entity, Ant Group, over which Jack Ma effectively controls approximately 50% of the voting interests. If conflicts that could arise between us and Alipay or Ant Group are not resolved in our favor, our ecosystem, business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces. Starting from September 2019, we hold a 33% equity interest in Alipay’s parent, Ant Group and also have the right to nominate two directors for election to the board of Ant Group. However, we do not hold a majority interest in or control Ant Group or Alipay. Alipay provides payment services to us on preferential terms pursuant to our long-term commercial agreement and other commercial arrangements with Ant Group and Alipay. Following the 2011 divestment and subsequent equity holding restructuring related to Ant Group, an entity wholly owned by Jack Ma, our former executive chairman, became the general partner of Junhan and Junao, each a PRC limited partnership, which are two major equity holders of Ant Group. In August 2020, Jack transferred 66% of the equity interest in such general partner entity but retained control over the equity interests in Ant Group held by Junhan and Junao. Through an agreement with the transferees as well as the articles of association of the general partner entity, Jack has control over resolutions passed at general meetings of the general partner entity that relate to the exercise of rights by Junhan and Junao as shareholders of Ant Group. Accordingly, Jack has an economic interest in Ant Group and is able to exercise the voting power of the equity interest in Ant Group held by Junhan and Junao. We understand that through the exercise of his voting power over Junhan and Junao, Jack continues to control approximately 50% of the voting interests in Ant Group.

If for any reason, Alipay sought to amend the terms of its agreements and arrangements with us, there can be no assurance that Jack Ma, in light of his control of approximately 50% of the voting interests over Alipay’s parent, Ant Group, would exercise his voting interests in a manner that is in our interests. If we were to lose the preferential terms with Alipay, our ecosystem could be negatively affected, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Ant Group also facilitates other financial services to participants in our ecosystem, including wealth management, financing (including consumer financing) and insurance, and may offer additional services in the future. Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may provide services to our competitors from time to time and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — 2014 Restructuring of Our Relationship with Ant Group and Alipay, Subsequent Amendments and 2019 Equity Issuance — Non-competition Undertakings” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. Jack Ma may not resolve these conflicts in a manner that is in our interests. Furthermore, our ability to explore alternative payment services other than Alipay for our marketplaces may be constrained due to Jack’s relationship with Ant Group.

In addition, we grant share-based awards to employees of Ant Group, and Junhan grants share-based awards linked to the valuation of Ant Group to our employees, and Ant Group grants restricted share units and share appreciation rights tied to the valuation of Ant Group to our employees. The provision of awards relating to Ant Group to our employees is intended to enhance our strategic and financial relationship with Ant Group. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Equity-based Award Arrangements” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. The share-based awards granted by Junhan and Ant Group to our employees result in expenses that are recognized by us, and because of mark-to-market accounting treatment, changes in the fair value of these awards will affect the amount of share-based compensation expense that we recognize . We, Ant Group and Junhan entered into equity-based awards grant and settlement agreements. For awards granted and outstanding pursuant to these arrangements, the parties will settle with each other the cost associated with the awards granted to their respective employees. Subject to the approval of our audit committee, Junhan and Ant Group could be in a position to propose and promote further share-based grants that result in additional, and potentially significant, expenses to us. Conflicts of interest may arise from our management team members’ and other employees’ ownership of interests in Ant Group, which could represent a substantial portion of their personal wealth. Accordingly, these and other potential conflicts of interest between us and Ant Group or Alipay, and between us and Jack or Junhan or Junao, may not be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any actual or perceived conflict of interest between us and Ant Group, or any other company integral to the functioning of our ecosystem, could also materially harm our reputation as well as our business and prospects.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into, such as New Retail and local consumer services. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff. For example, Jack Ma, our lead founder, who has been crucial to the development of our vision, culture and strategic direction, completed his term as a director of our company in September 2020, and is no longer a member of our board or management team, although he continues to be a partner of the Alibaba Partnership. This and similar retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

The size and scope of our ecosystem also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Competition for talent in our industry is intense, and the availability of suitable and qualified candidates in China and elsewhere is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Failure to deal effectively with fraudulent or illegal activities by our employees would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged in this kind of conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees or that similar incidents will not occur in the future. Negative sentiment against us generated as a result of any misconduct could drive users and consumers away from our ecosystem, and materially and adversely affect our business, financial condition and results of operations.

If other third-party service providers in our ecosystem fail to provide reliable or satisfactory services, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Ant Group and a number of other third-party participants, including retail operating partners, logistics service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates and various professional service providers, provide services to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these service providers are unable to provide satisfactory services to our users on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. These third-party service providers also engage in a broad range of other business activities outside of our platforms. If these third-party participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, or if these participants fail to perform their contractual obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us, or within our control.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao Network were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers to fulfill and deliver their orders. Cainiao Network cooperates with a number of third-party logistics service providers to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate Cainiao Network’s logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in these third parties’ logistics services, or in Cainiao Network’s logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao Network or these logistics service providers, such as inclement weather, natural disasters, the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with third-party logistics service providers that require them to offer services to our merchants. If the logistics data platform operated by Cainiao Network were to fail for any reason, the logistics service providers would be severely hindered from or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We may be subject to liability for content available in our ecosystem that is alleged to be socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers and mobile interfaces, as well as our services and devices that generate or host content, for items or content deemed to be socially destabilizing, obscene, superstitious or defamatory, as well as for items, content or services that are illegal to sell online or otherwise in other jurisdictions in which we operate our marketplaces and other businesses, and promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites or mobile interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. Because discretion is often involved in determining whether content is offensive, it may be difficult to determine the type of content that may result in liability to us. The nature and scale of our websites and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as live streams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites and platforms, may make this even more difficult. If we are found to be liable, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented from operating our websites or mobile interfaces in China or other jurisdictions.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our platforms, including user-generated content, product reviews and message boards, by our consumers, merchants and other participants.

Regardless of the outcome of any dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

We have been and may continue to be subject to allegations, lawsuits and negative publicity claiming that items listed and content available in our ecosystem are pirated, counterfeit or illegal.

We have been the subject in the past, and may continue to be the subject in the future, of allegations that items offered, sold or made available through our online marketplaces by third parties or that content we make available through other services, such as our online video and music platforms or through our smart devices, infringe third-party copyrights, trademarks and patents or other intellectual property rights. Although we have adopted and continue to optimize measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or experience reduced revenues. In addition, these measures may reduce the attractiveness of our ecosystem to consumers, merchants, brands, retailers and other participants. A merchant, brand, retailer, online marketer, live streamer, music or video service provider or other content provider whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

We have been and may continue to be subject to allegations of civil or criminal liability based on allegedly unlawful activities or unauthorized distribution of products or content carried out by third parties through our online marketplaces. Due to our role as an online marketplaces operator, we may also become subject to criminal liabilities if we were found to have knowingly assisted or supported any other person who was committing certain crimes. We have also acquired certain companies, such as Youku, Lazada and Ele.me, that from time to time are subject to allegations and lawsuits regarding alleged infringement of third-party intellectual property or other rights, and we may continue to acquire other companies that are subject to similar disputes.

In addition, we have been and may continue to be subject to significant negative publicity in China and other countries based on similar claims and allegations. For example, in December 2016, January 2018, April 2019 and April 2020, the Office of the U.S. Trade Representative, or the USTR, identified Taobao Marketplace as a “notorious market.” The USTR may continue to identify Taobao Marketplace as a notorious market, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao Marketplace or any of our other businesses as notorious markets in the future. In addition, government authorities have in the past accused, and may in the future accuse, us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods and other alleged illegal activities on our China retail marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or action related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, would harm our business.

We face risks with respect to fraudulent activities on our marketplaces and in connection with other businesses we operate, and we periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. See “Item 4. Information on the Company — B. Business Overview — Transaction Platform Safety Programs” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 for more details about the measures we have adopted against fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces and in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

In addition to fraudulent transactions with legitimate consumers, merchants may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings, an activity sometimes referred to as “brushing.” This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm consumers by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is.

Government authorities, industry watchdog organizations or other third parties may issue reports or engage in other forms of public communications concerning alleged fraudulent or deceptive conduct on our platforms. Negative publicity and user sentiment generated as a result of these reports or allegations could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation, diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.

Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us.

Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. For example, on December 8, 2020, China’s Supreme People’s Court issued its interpretation of certain laws, including food safety laws and consumer protection laws. In particular, operators of e-commerce platforms can be held jointly liable for damages incurred by consumers caused by defects in foods purchased from merchants on their platforms, if these operators fail to fulfill certain requirements and obligations. We may also be held jointly liable with the merchants under the PRC E-commerce Law if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR, formerly known as the SAIC, or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety.

In addition, new laws and regulations on consumer protection may be introduced in China and impose more requirements on operators of e-commerce platforms. For example, PRC regulatory authorities recently promulgated several regulations on live streaming activities. On November 5, 2020, the SAMR issued the Guiding Opinions on Strengthening the Oversight of Online Live Streaming Marketing Activities, which, among others, provide guidance on the regulatory framework for live streaming platforms. Specifically, online platforms that provide hosting, transaction matching or information distribution services to live streaming e-commerce operators, and online platforms that are open to host live streaming promotion operators or that provide technical support to live streaming e-commerce operators, in particular, will be regulated pursuant to the PRC E-commerce Law. In addition, to the extent that online platform services, such as charging e-commerce operators or live streaming hosts for business leads, or promoting live streaming e-commerce activities, constitute commercial advertisement, these services will be regulated pursuant to the PRC Advertising Law.

On November 12, 2020, the PRC National Radio and Television Administration issued the Notice on Strengthening the Administration on Online Show Live Streaming and E-Commerce Live Streaming, which, among others, requires online show live streaming and e-commerce live streaming platforms to improve their internal management control, register their business operation information on a national information management system for online media platforms and implement certain oversight mechanisms. On November 13, 2020, the Cyberspace Administration of China published the Draft Administrative Regulations on Internet Live Streaming Information Content Services for public comment. Under these draft regulations, operators of live streaming platforms are required to prevent and stop any illegal advertising, price fraud and other acts that infringe on the rights and interests of users, prominently alert users of the risks involved in transactions that are conducted outside the live streaming platforms, and actively assist users in safeguarding their legal rights and interests. These draft regulations on live streaming activities, if enacted in substantially the form published for public comment, may impose additional operational burdens on us and result in increased compliance costs and liability to us. See also “— Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation” for additional information on new laws and regulations regarding consumer protection.

In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, member groups of the European Consumer Organization’s BEUC network have expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform, and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We may be accused of infringing intellectual property rights of third parties or violating content restrictions under relevant laws.

Third parties may claim that our product and service offerings, the content on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and Internet of things, or IoT, devices or our technology infringe upon their intellectual property rights or are provided beyond the authorized scope. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us, whether in China or other jurisdictions, increases as we continue to grow, particularly internationally. The establishment of, and issuance of reports by, the Commission on the Theft of American Intellectual Property also highlights the current focus of the United States on investigating, preventing and taking action against alleged misappropriation of intellectual property, that may result in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. In addition, in April 2019, the U.S. administration issued an executive order instructing the U.S. Department of Homeland Security to coordinate with other federal agencies working to combat the counterfeiting of goods. In response, in January 2020, the U.S. Department of Homeland Security issued a report outlining a series of recommended government actions. This executive order and the report from the U.S. Department of Homeland Security aim to, among other things, demand more accountability from intermediary online marketplaces, such as ours, for the availability and sale of counterfeit goods on their marketplaces. To that end, it specifically made recommendations of best practices that marketplaces could utilize to fight counterfeiting.

We have also acquired businesses, such as Youku, that have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on their websites and mobile apps or the services they provide. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao Marketplace and Tmall, including live streams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud computing services, over which we have limited control and we may be subject to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Users of certain of our websites and platforms, including Youku, can upload content to these websites, mobile apps and platforms, which is generally referred to as user-generated content. Due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content) displayed on Youku’s or our other websites, mobile apps or on our Tmall set-top boxes, smart speakers and smart televisions, or any content that we have produced or acquired, were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we could be subject to criminal liabilities if we are found to have knowingly provided assistance or support, such as Internet access, server escrow or online storage services, to any other person who was committing a crime relating to intellectual property infringement. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time -consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these litigation matters or proceedings could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate and harm our reputation. As we expand our operations internationally, we expect that we will become subject to similar laws and regulations in other jurisdictions.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. In addition, as our business expands and we increase our acquisition of and management of content, we expect to incur greater costs to acquire, license and enforce our rights to content.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for these breaches. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, this litigation could result in substantial costs and a diversion of our managerial and financial resources.

There can be no assurance that we will prevail in any litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the digital economy is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us.

Any heightened tax law enforcement against participants in our ecosystem (including imposition of reporting or withholding obligations on operators of marketplaces with respect to VAT of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation outside of China relating principally to securities law class actions, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving high amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly-listed companies, we and certain of our subsidiaries face additional exposure to claims and lawsuits, as well as threatened claims and lawsuits, inside and outside of China. In particular, since Ant Group’s announcement of the suspension of its initial public offering in early November 2020, we and our CEO and CFO have been named as defendants in certain shareholder class action lawsuits in the United States. Certain of these suits also assert claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. The litigation process of defending against lawsuits, including any appeals should our initial defense be successful, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

In early 2016, the SEC informed us that it had initiated an investigation into whether there have been any violations of the federal securities laws. The SEC has requested that we voluntarily provide it with documents and information relating to, among other things, our consolidation policies and practices (including our prior practice of accounting for Cainiao Network as an equity method investee), our policies and practices applicable to related party transactions in general, and our reporting of operating data from the 11.11 global shopping festival. We are cooperating with the SEC and, through our legal counsel, have been providing the SEC with requested documents and information. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. This matter is ongoing, and, as with any regulatory proceeding, we cannot predict when it will be concluded.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading prices of our ADSs, Shares and/or other securities. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, all of which could severely damage our reputation and brand and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our ecosystem and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our ecosystem. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. From time to time, these objections or allegations, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation and brand.

Corporate transactions we or related parties undertake, such as our partnership with the International Olympic Committee, our consolidation of Ele.me and Koubei, our 33% equity interest in Ant Group, and other initiatives to implement our New Retail strategy, grow our local consumer services business and expand into international markets, may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our directors, management and employees have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside Alibaba Group, which may result in negative, unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our founders, directors, management or employees, even if unrelated to the products or services we offer, or even if untrue or inaccurate, may harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity investees and of major businesses in which we have made investments, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also result from the accounting implication of re-measurement of fair values of certain equity investments and financial instruments, particularly those that are publicly-traded, share-based awards and previously held equity interests upon the loss of control of a subsidiary or step acquisitions. Given that the fair value movements are beyond our control, the magnitude of the related accounting impact is unpredictable and may significantly affect our results of operations.

Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, we expect that our fixed costs and expenses will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs, Shares and/or other securities could fluctuate significantly.

Our reputation, our brand and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our ecosystem. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Failure to comply with the terms of our indebtedness or enforcement of our obligations as a guarantor of other parties’ indebtedness could have an adverse effect on our cash flow and liquidity.

As of September 30, 2020, we had US$11.45 billion in aggregate principal amount of unsecured senior notes and a US$4 billion term loan outstanding, as well as a US$5.15 billion revolving credit facility that we have not yet drawn. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. We also provide a guarantee for a term loan facility of HK$7.7 billion (US$1.0 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by Cainiao Network, in connection with a logistics center development project at the Hong Kong International Airport. As of September 30, 2020, this entity has drawn down HK$618 million under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties. Offshore-incorporated companies deemed to be directly or indirectly controlled by individual PRC residents are required to complete filings before the launch of any offshore debt issuance or incurrence of any commercial loan with a term of more than one year in accordance with applicable laws and regulations. The filing procedure takes time which may result in our missing the best market windows for debt issuances or loan applications in the future. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on a spread over LIBOR. As a result, the interest expenses associated with this indebtedness will be subject to the potential impact of any fluctuation in LIBOR. Any increase in LIBOR could impact our financing costs if not effectively hedged. Our Renminbi-denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

In addition, on July 27, 2017, the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021, or the FCA Announcement. The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Uncertainties surrounding changes to the basis on which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect our operating results and financial condition, as well as our cash flows. There can be no assurance that any hedging transactions we use will be effective in protecting us against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. Once LIBOR is not available, the terms of certain of our offshore credit facilities will require alternative determination procedures, which may result in an interest rate differing from our expectations and could materially affect the cost of these facilities to us.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions, public liabilities and product liability insurance for certain businesses we operate. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance for products and services transacted on our marketplaces or other businesses we operate, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur.

We also do not maintain key-man life insurance. This potentially insufficient coverage could expose us to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

The Alibaba Partnership and related voting agreements limit the ability of our shareholders to nominate and elect directors.

Our Articles of Association allow the Alibaba Partnership to nominate or, in limited situations, appoint a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

In addition, we have entered into a voting agreement pursuant to which SoftBank, Altaba, Jack Ma and Joe Tsai have agreed to vote their Shares in favor of the Alibaba Partnership director nominees at each annual general shareholders meeting for so long as SoftBank owns at least 15% of our outstanding ordinary shares. Furthermore, the voting agreement provides that SoftBank has the right to nominate one director to our board until SoftBank owns less than 15% of our outstanding ordinary shares, and that right is also reflected in our Articles. In addition, pursuant to the voting agreement, Altaba, Jack Ma and Joe Tsai have agreed to vote their shares (including shares for which they have voting power) in favor of the election of the SoftBank director nominee at each annual general shareholders meeting in which the SoftBank nominee stands for election.

Moreover, subject to certain exceptions, pursuant to the voting agreement SoftBank and Altaba have agreed to give Jack and Joe a proxy over, with respect to SoftBank, any portion of its shareholdings exceeding 30% of our outstanding shares and, with respect to Altaba, all of its shareholdings up to a maximum of 972 million of our ordinary shares, after having accounted for the subdivision of each of our ordinary shares into eight ordinary shares, with effect from July 30, 2019, which we refer to as the Share Split. Based on publicly disclosed information, Altaba no longer holds any Shares. These proxies will remain in effect until Jack Ma owns less than 1% of our ordinary shares on a fully diluted basis or we materially breach the voting agreement.

This governance structure and contractual arrangement limit the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions and agreements could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. As of September 30, 2020, the parties to the voting agreement and the partners of the Alibaba Partnership held in the aggregate more than 30% of our outstanding ordinary shares (including shares underlying vested and unvested awards). See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Alibaba Partnership” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

The interests of the Alibaba Partnership may conflict with the interests of our shareholders.

The nomination and appointment rights of the Alibaba Partnership limit the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. Since the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of participants in our ecosystem at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our company, including:

•                  a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series;

•                  a provision that a business combination, if it may adversely affect the right of the Alibaba Partnership to nominate or appoint a simple majority of our board of directors, including the protective provisions for this right under our Articles, shall be approved upon vote of shareholders representing at least 95% of the votes in person or by proxy present at a shareholders meeting; and

•                  a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or Shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares.

SoftBank owns approximately 24.9% of our outstanding ordinary shares and its interests may differ from those of our other shareholders.

As of September 30, 2020, SoftBank beneficially owned approximately 24.9% of our outstanding ordinary shares. Subject to certain exceptions, SoftBank has agreed to grant the voting power of any portion of its shareholding exceeding 30% of our outstanding ordinary shares to Jack Ma and Joe Tsai by proxy. Under the terms of the voting agreement we entered into with SoftBank, SoftBank also has the right to nominate one member of our board of directors, and Altaba, Jack and Joe have agreed to vote their shares (including shares for which they have voting power) in favor of the SoftBank director nominees at each annual general shareholders meeting in which the SoftBank nominee stands for election until such time as SoftBank holds less than 15% of our outstanding ordinary shares. SoftBank’s director nomination right is also reflected in our Articles of Association. Except with regard to shareholder votes relating to the Alibaba Partnership director nominees, SoftBank will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. SoftBank may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if SoftBank is opposed by our other shareholders.

For more information, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with SoftBank — Voting Agreement” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities.

Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. Under these laws and regulations, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. A major foreign investor holding equity interests in a value-added telecommunications service provider in the PRC must also have experience and a good track record in providing value-added telecommunications services overseas. Although foreign investors are allowed to hold up to 100% of all equity interests in certain value-added telecommunications services in China, including the online data processing and transaction processing business (operational e-commerce), other requirements provided by the relevant rules (such as the track record and experience requirement for a major foreign investor) still apply. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

While the significant majority of our revenue in fiscal year 2020 was not generated by our variable interest entities, we provide Internet information services in China, which are critical to our business, through a number of PRC incorporated variable interest entities. Contractual arrangements between us and the variable interest entities and their equity holders give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as to consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. We are in the process of enhancing the structure of our variable interest entities. See “— We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.”

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our major wholly-owned entities and variable interest entities in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our major variable interest entities, the corresponding wholly-owned entities and the respective equity holders of our major variable interest entities governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Please also see “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with these violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.

In order to further improve our control over our variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise, we are in the process of the enhancing the structure of our variable interest entities, or the VIE Structure Enhancement.

Prior to the completion of the VIE Structure Enhancement, the variable interest entities were owned, or are owned, by a few PRC citizens who are our founders or employees or by PRC entities owned by these PRC citizens. After completion of the VIE Structure Enhancement, those variable interest entities are, or will be, directly owned by PRC limited liability companies that are indirectly held by selected members of the Alibaba Partnership or our management who are PRC citizens through PRC limited partnerships jointly established by these individuals. We enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities, with the above-mentioned multiple layers of legal entities and variable interest entity interest holders. The contractual arrangements, both before and after the VIE Structure Enhancement, give us effective control over each of those variable interest entities and enable us to obtain substantially all of the economic benefits arising from those variable interest entities as well as to consolidate the financial results of those variable interest entities in our results of operations. Please also see “Item 4. Information on the Company — C. Organizational Structure” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

While we believe the new structure following completion of the VIE Structure Enhancement is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE Structure Enhancement process is subject to a number of uncertainties, including registration of the transfer of the equity interests, registration of the new equity pledges, and the receipt of required filings or approvals of amendments to certain operating permits, including the Value-added Telecommunication Business Operation Permit, Network Culture Permit and the License for Transmission of Audio-Visual Programs through Information Network. If we are unable to successfully complete these processes involved in the VIE Structure Enhancement, or if these processes are subsequently challenged, we will be unable to enjoy the benefits we expect, including the anticipated enhanced control over those variable interest entities, or reduced key man risks or the uncertainty resulting from any potential disputes among us and the individual equity holders of those variable interest entities as discussed above.

For further information, see “— If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties, or be forced to relinquish our interests in those operations, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities” and “Item 4. Information on the Company — C. Organizational Structure” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

The VIE structure has been adopted by many China-based companies, including us and certain of our equity investees, to obtain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law. In December 2019, the PRC State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. As the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through methods as specified in laws, administrative regulations, or as stipulated by the PRC State Council, relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law. In particular, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We rely on contractual arrangements with our variable interest entities to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Wholly-Owned Entities, Variable Interest Entities and the Variable Interest Entity Equity Holders” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in our best interests or may not perform their obligations under these contracts. Pursuant to the call options, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity holders with respect to each variable interest entity, including the general partners and limited partners of the PRC limited partnerships that indirectly hold our variable interest entities pursuant to the VIE Structure Enhancement, to secure certain obligations of the variable interest entity or its equity holders to us under the contractual arrangements. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

In addition, with respect to the variable interest entities that are directly owned by individuals, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of the variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-owned entities, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holder or unrelated third-party creditors may claim rights to some or all of the assets of the variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entities may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, the relevant individuals have a duty of care and loyalty to us and to our shareholders as a whole under Cayman Islands law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the variable interest entities and as our directors or employees.

There can be no assurance that these individual shareholders of our variable interest entities will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. There also can be no assurance that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.”

The contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities. Any pricing adjustment of a related party transaction could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Although we have operating subsidiaries located in various countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still owned by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, State-owned Assets Supervision and Administration Commission of the PRC State Council, the State Taxation Administration of the PRC, or the STA, the SAIC, the China Securities Regulatory Commission of the PRC, or the CSRC, and the State Administration of Foreign Exchange of the PRC, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the SAMR merger control review. As a result of our size, many of the transactions we undertook and may undertake could be subject to SAMR merger review. We have been fined for failing to obtain merger control approval for an acquisition, and in the future we may be subject to further fines, and may be required to make divestures or be subject to other administrative penalties if regulators determine that we have failed to make the required filings or obtain the required approvals in relation to multiple historical investments and acquisitions. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC in December 2017, which came into effect on March 1, 2018, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by the regulatory authorities’ current practice, which creates significant uncertainty as to the timing of receipt of relevant approvals and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.

PricewaterhouseCoopers, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since we have substantial operations in the PRC, our auditor and its audit work are currently not fully inspected by the PCAOB, and as such, investors of our ADSs, Shares and/or other securities do not have the benefit of such inspections.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the NYSE.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. Accordingly, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the President’s Working Group, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the President’s Working Group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s Working Group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s Working Group, and that the SEC was soliciting public comment and information with respect to the development of these proposals. Any resulting actions, proceedings or new rules from these recommendations could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ADSs and potentially our Shares and/or other securities, and substantially reduce or effectively terminate the trading of our ADSs in the United States.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 and its implementing rules require PRC residents to register with banks designated by local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with the PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”

We notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to the former SAFE Circular 75, we filed the above-mentioned foreign exchange registration on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners, and there can be no assurance that all of our PRC-resident beneficial owners will comply with relevant SAFE regulations. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how those SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be further interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted restricted share units, or RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the STA has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although we and our overseas listed subsidiaries currently withhold individual income tax from our PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries in China.

We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our principal operating subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of September 30, 2020, these restricted net assets totaled RMB135 billion (US$20 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

On July 4, 2016, the SAIC promulgated the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which came into effect as of September 1, 2016 and defined Internet advertisements as any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Internet Advertising Measures by various government authorities. We derive a significant amount of our revenue from pay-for-performance, or P4P, services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating an advertising business. In addition, the Internet Advertising Measures require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including fines or any other penalties for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, which came into effect on January 1, 2008 and was most recently amended in 2018, and its implementing rules, which came into effect on January 1, 2008 and were amended in 2019, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a PRC resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the non-resident enterprise investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Tax Regulations — PRC Enterprise Income Tax” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ADSs and/or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

Chinese companies operating in the high-technology and software industry that meet relevant requirements may qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan. For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three calendar years. The software enterprise qualification is subject to an annual assessment. A qualified encouraged key software enterprise is entitled to a five-year enterprise income tax exemption beginning from the first profit-making calendar year and its applicable enterprise income tax rate for the following calendar year is 10%. The key software enterprise qualification is subject to an annual assessment.

A number of our China operating entities enjoy these preferential tax treatments. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on February 2, 2021.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

On February 3, 2015, the STA issued Bulletin 7, which has been further amended by Bulletin 37, issued by the STA on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

There are uncertainties as to the application of Bulletin 7 and Bulletin 37. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and the transferees may be subject to withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable capital gains of the transactions under Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

•                  investments through enterprises established for only a few months without substantive operation;

•                  investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

•                  investments in targets that are unrelated to onshore parent’s main business; and

•                  investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which, among other things, tightened the authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. In 2019, the value of the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In the nine months ended September 30, 2020, the value of the Renminbi appreciated by approximately 2.5% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control.  For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2020 were US$230.48 and US$149.26, respectively.  Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2020 since our listing in November 2019 were HK$223.60 and HK$170.00, respectively.  In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares.  Some of these companies have experienced significant volatility.  The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares.  In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific business reasons, including:

•                  variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;

•                  publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;

•                  announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•                  litigation and regulatory allegations or proceedings that involve us;

•                  changes in pricing we or our competitors adopt;

•                  additions to or departures of our management;

•                  actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;

•                  some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

•                  political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R. or other jurisdictions;

•                  fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

•                  sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities; and

•                  the creation by our major shareholders of vehicles that hold our Shares.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or Shares.  In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries.  These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels.  These market fluctuations may significantly affect the trading prices of our ADSs and/or Shares.  In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company.  We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.  The litigation process may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business.  If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange.  However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have being gradually converting our ADSs into Shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs would be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act, U.S. Executive Order 13959 and U.S. Executive Order 13971, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Exchange Act or other laws or rules in the United States, which could ultimately result in our ADSs being delisted and materially and adversely affect our other securities.” See also “— Risks Related to Doing Business in the People’s Republic of China — Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange.  Stock Connect allows certain mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading.  If a company’s shares are not considered eligible, they cannot be traded through Stock Connect.  It is unclear whether and when the ordinary shares of our company will be eligible to be traded through Stock Connect, if at all.  The ineligibility of our ordinary shares for trading through Stock Connect will affect certain mainland Chinese investors’ ability to trade our ordinary shares.

The different characteristics of the capital markets in Hong Kong S.A.R. and the U.S. may negatively affect the trading prices of our ADSs and Shares.

As a dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently.  The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation).  As a result of these differences, the trading prices of our ADSs and our Shares may not be the same, even allowing for currency differences.  Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa.  Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Substantial future sales or perceived potential sales of our ADSs, Shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or Shares to decline significantly.

Sales of our ADSs, Shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Shares to decline significantly.  All of our Shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act.  The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

In the past, SoftBank, one of our principal shareholders, has monetized the shares they own in us through derivative arrangements with financial institutions.  SoftBank could continue to monetize or sell more of our ADSs or Shares in the future.  As SoftBank divests or engages in derivative or other financing arrangements with respect to our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly.  Additional divestures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

Certain major holders of our ordinary shares have the right to cause us to register under the U.S. Securities Act the sale of their shares.  Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration.  Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and/or Shares to decline significantly.

We may in the future conduct a public offering and listing of our equity securities in Shanghai or Shenzhen, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ADSs and Shares.

We may conduct a public offering and/or listing of our equity securities on a stock exchange in Shanghai or Shenzhen in the future.  We have not set a specific timetable or decided on any specific form for an offering in Shanghai or Shenzhen and may not ultimately conduct an offering and listing.  The precise timing of the offering and/or listing of our equity securities in Shanghai or Shenzhen would depend on a number of factors, including relevant regulatory developments and market conditions.  If we complete a public offering or listing in Shanghai or Shenzhen, we would become subject to the applicable laws, rules and regulations governing public companies listed in Shanghai or Shenzhen, in addition to the various laws, rules and regulations that we are subject to in the United States and Hong Kong S.A.R. as a dual-listed company.  The listing and trading of our equity securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under current PRC laws, rules and regulations, the ADSs and Shares, will not be interchangeable or fungible with any equity securities we may decide to list on a stock exchange in Shanghai or Shenzhen, and there is no trading or settlement between either the NYSE or the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen.  Furthermore, the NYSE, the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen have different trading characteristics and investor bases, including different levels of retail and institutional participation.  As a result of these differences, the trading prices of our ADSs and Shares, accounting for the ADS ratio, may not be the same as the trading prices of any equity securities we may decide to offer and/or list in Shanghai or Shenzhen.  The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially decrease, the prices of our ADSs and Shares.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the U.S. Department of Justice, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly-owned entities and variable interest entities.  Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong S.A.R. and a substantial portion of their assets are located outside of the United States and Hong Kong S.A.R.  As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong S.A.R. or otherwise.  Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong S.A.R. or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the Companies Law (2020 Revision) as well as common law of the Cayman Islands.  The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands.  The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong S.A.R.  In particular, the Cayman Islands has a less developed body of securities laws than the United States and Hong Kong S.A.R. and provides significantly less protection to investors.  In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

Our Articles provide that in the event that any shareholder initiates or asserts any claim or counterclaim against us, or joins, offers substantial assistance to or has a direct financial interest in any claim or counterclaim against us, and does not obtain a judgment on the merits in which the initiating or asserting party prevails, then the shareholder will be obligated to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such claim or counterclaim.  These fees, costs and expenses that may be shifted to a shareholder under this provision are potentially significant and this fee-shifting provision is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by law.

Our fee-shifting provision may dissuade or discourage our shareholders (and their attorneys) from initiating lawsuits or claims against us or may impact the fees, contingency or otherwise, required by attorneys to represent our shareholders.  Fee-shifting provisions such as ours are relatively new and untested.  There can be no assurance that we will or will not invoke our fee-shifting provision in any particular dispute, or that we will be successful in obtaining fees if we choose to invoke the provision.

In addition, our Articles are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders, and the minimum shareholding required to requisition an extraordinary general meeting is one-third of the voting rights of our issued shares which are entitled to vote at general meetings, as opposed to the threshold of 10% voting rights in Hong Kong.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China.  Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action.  For example, according to Article 177 of the newly amended PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC.  Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong S.A.R. Shareholder protection through actions by the SEC, DOJ and other U.S. authorities also may be limited.

As a foreign private issuer in the United States, we are permitted to and we will, rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers.  This may afford less protection to holders of our ADSs.

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the United States. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE.  The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers.  For instance, we are not required to:

•                  have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);

•                  have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•                  have regularly scheduled executive sessions for non-management directors; or

•                  have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions.  As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the NYSE.

As a foreign private issuer in the United States, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act.  In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act.  We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act.  For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers.  By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers.  As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.”  As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations.  In addition, in connection with the listing of our Shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO.  As a result, we will adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our needing to undertake additional compliance activities, to devote additional resources to comply with new requirements, and our incurring of incremental compliance costs.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement.  Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions.  Under our Articles of Association, the minimum notice period required for convening a general meeting is ten days.  When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their votes with respect to any specific matter at the meeting.  In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote.  As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of our ordinary shares and ADSs.

Under the Deposit Agreement for our ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

•                  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of our ADSs fail to give voting instructions to the depositary, they cannot prevent our ordinary shares underlying their ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management.  Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary.  However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.  In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses.  Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent.  However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration.  The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary.  We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs.  This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available.  These restrictions may materially reduce the value of the ADSs.

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE.  Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs.  Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange.  In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between ADSs and Shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded.  In addition, the time differences between Hong Kong S.A.R. and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs.  Investors will be prevented from settling or effecting the sale of their securities during such periods of delay.  In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees.  As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

While we do not believe we are or will become a passive foreign investment company, or PFIC, there can be no assurance that we were not a PFIC in the past and will not become a PFIC in the future.  The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time.  Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:  (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.  The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.  See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

Although we do not believe we were or will become a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules.  If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.  See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

If we were or were to become a PFIC, adverse United States federal income tax consequences to our shareholders that are United States investors could result.  For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements.  There can be no assurance that we were not or will not become a PFIC for any taxable year.  You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules.  See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the public offering of our ordinary shares in Hong Kong in November 2019, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register.  Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty.  To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty.  The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong S.A.R. and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers.  However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty.  We advise investors to consult their own tax advisors on this matter.  If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.  These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and regulatory concerns; and security breaches.  You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.